Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 22, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the New York Stock Exchange (NYSE) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)
13/11/2024	NYSE	3,414	439.2949	1,499,752.79	1,411,000.84
14/11/2024	NYSE	2,492	441.3673	1,099,887.31	1,044,229.86
15/11/2024	NYSE	4,154	433.3111	1,799,974.31	1,700,816.70
18/11/2024	NYSE	3,698	432.6213	1,599,833.57	1,516,142.50
19/11/2024	NYSE	2,566	428.6108	1,099,815.31	1,039,719.52
20/11/2024	NYSE	2,347	426.0617	999,966.81	946,758.96
Total	—	18,671	433.7866	8,099,230.10	7,658,668.37

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till November 21, 2024, the total invested consideration has been:
•Euro 199,999,033.02 for No. 484,498 common shares purchased on the EXM (equal to the full amount of the Fifth Tranche to be executed on EXM as announced on June 28, 2024)
•USD 53,551,897.74 (Euro 48,663,031.02*) for No. 116,344 common shares purchased on the NYSE.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of November 21, 2024, the Company held in treasury No. 14,765,168 common shares equal to 5.75% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until November 21, 2024, the Company has purchased a total of 3,942,404 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,171,406,136.74.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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